Exhibit 10.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com

Radware Ltd. Announces Fourth Quarter 2012 Results

* Record annual Revenues of $189.2 Million

* Record Quarterly Revenues of $49.8 Million

* Record Quarterly Non-GAAP EPS $0.48

TEL AVIV, ISRAEL: January 29, 2013 — Radware® (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported quarterly revenues of $49.8 million for the fourth quarter of 2012. This represents an increase of 5% compared with revenues of $47.5 million for the third quarter of 2012, and an increase of 11% compared with revenues of $45.1 million in the fourth quarter of 2011.

Net income on a GAAP basis for the fourth quarter of 2012 was $9.1 million or $0.39 per diluted share, compared with net income of $8.2 million or $0.35 per diluted share for the third quarter of 2012 and to $6.6 million or $0.29 per diluted share in the fourth quarter of 2011.

Net income on a Non-GAAP basis for the fourth quarter of 2012 was $11.2 million or $0.48 per diluted share, compared with net income of $10.4 million or $0.45 per diluted share for the third quarter of 2012 and to $9.5 million or $0.42 per diluted share in the fourth quarter of 2011.

Revenues for 2012 amounted to $189.2 million, an increase of 13% compared with revenues of $167.0 million in 2011.

Net income on a GAAP basis for 2012 amounted to $31.8 million or $1.36 per diluted share, representing an increase of 49% compared with net income of $21.3 million or $0.93 per diluted share in 2011.

Net income on a Non-GAAP basis for 2012 amounted to $40.5 million or $1.74 per diluted share, representing an increase of 32% compared with net income of $30.7 million or $1.34 per diluted share in 2011.

“2012 represented another record year for us,” states Roy Zisapel president and chief executive officer, Radware. “The transition to virtual data center architectures, private and public cloud build-outs, the explosion of mobile data, as well as surge in cyber security attacks led the demand for our application delivery and attack mitigation solutions.”

“Despite a year of ongoing macro-economic uncertainty, we are pleased by our solid execution in meeting critical industry demands and look for these IT growth trends to continue in 2013,” added Zisapel.

During the fourth quarter 2012, Radware released the following significant announcements:.

•	Radware Announces Third Quarter 2012 Earnings Conference Call
•	Brinkster Selects Radware’s Attack Mitigation System to Protect its Cloud and Hosting Customers Against Cyber Attacks
•	Radware Launches In-Depth Resource for Information Security Professionals
•	Asiasoft Selects Radware to Defend Against Cyber Attacks
•	Radware’s ADC Fabric Honored as a Bronze Stevie Winner at the 2012 American Business Awards Program
•	Radware Ltd. Announces Third Quarter 2012 Results
•	Radware Introduces Industry’s Fastest Attack Mitigation Solution, DefensePro x420
•	Radware Reports Results of Annual General Meeting
•	New Report Reveals 65% of Organizations Experience Three DDoS Attacks a Year, But Majority are Unprepared to Mitigate Attacks
•	Radware Positioned in the Leaders Quadrant for Application Delivery Controllers’ 2012 Magic Quadrant
•	Radware and VMware Integrated Virtual ADC Solution Now Generally Available
•	Radware Awarded Contract to Upgrade Existing Network Protection System for a Leading U.S. National Cellular Network Provider
•	Radware Launches Smart Choice Cloud Partner Program

Company management will host a quarterly investor conference call at 8:45am ET on January 29, 2013. The call will focus on financial results for the quarter ending December 31, 2012 and certain other matters related to the Company’s business.

The conference call will be webcast on January 29, 2013 at 8:45a.m. ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the fourth quarter 2012 call:

Participants in the US call: Toll Free +1 (877) 392-9880
International participants call: +1 760-666-3769
Conference ID: 85827370

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone® and our new security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2011	December 31, 2012
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	17,386	20,048
Available-for-sale marketable securities	10,334	14,004
Short term bank deposits	88,773	54,155
Trade receivables, net	12,565	18,408
Other receivables and prepaid expenses	3,218	3,975
Inventories	12,147	12,545
	144,423	123,135
Long-term investments
Available-for-sale marketable securities	102,644	121,114
Long-term bank deposits	-	65,625
Severance pay funds	3,047	2,957
	105,691	189,696

Property and equipment, net	11,084	13,589

Other assets
Intangible assets, net	8,163	5,128
Other long-term assets	1,365	1,637
Goodwill	24,465	24,465

Total assets	295,191	357,650

Current liabilities
Trade payables	5,099	9,915
Deferred revenues	35,516	36,304
Other payables and accrued expenses	14,732	20,301
	55,347	66,520

Long-term liabilities
Deferred revenues	16,978	16,486
Other long term Liabilities	3,545	3,414
	20,523	19,900

Shareholders’ equity
Share capital	528	553
Additional paid-in capital	233,353	249,739
Accumulated other comprehensive income (loss)	(1,663)	2,078
Treasury stock, at cost	(18,036)	(18,036)
Retained earnings	5,139	36,896
Total shareholders’ equity	219,321	271,230

Total liabilities and shareholders' equity	295,191	357,650

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the three months ended December 31,		For the Year ended December 31,
	2011	2012	2011	2012
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)

Revenues	45,090	49,838	167,020	189,171
Cost of revenues	8,626	9,407	33,357	35,719
Gross profit	36,464	40,431	133,663	153,452
Operating expenses:
Research and development	9,146	8,968	36,064	36,187
Selling and marketing	18,516	19,902	69,543	76,646
General and administrative	2,501	2,476	9,629	9,696
Total operating expenses	30,163	31,346	115,236	122,529
Operating income	6,301	9,085	18,427	30,923
Financial income, net	787	1,038	4,200	4,792
Income before income taxes	7,088	10,123	22,627	35,715
Income taxes	(468)	(1,012)	(1,290)	(3,958)
Net income	6,620	9,111	21,337	31,757

Basic net earnings per share	$0.31	$0.41	$1.02	$1.45

Weighted average number of shares used to compute basic net earnings per share	21,149,334	22,080,448	20,952,866	21,854,639

Diluted net earnings per share	$0.29	$0.39	$0.93	$1.36

Weighted average number of shares used to compute diluted net earnings per share	22,716,083	23,335,211	22,888,064	23,294,447

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended December 31,		For the Yearended December 31,
	2011	2012	2011	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income	6,620	9,111	21,337	31,757

Stock-based compensation expenses, included in:
Cost of revenues	20	11	66	66
Research and development	337	212	1,124	1,103
Selling and marketing	1,013	599	3,135	3,298
General and administrative	261	196	1,133	916
	1,631	1,018	5,458	5,383
Amortization of intangible assets included in:

Cost of revenues	541	467	2,164	1,869
Selling and marketing	421	292	1,684	1,166
	962	759	3,848	3,035
Exchange rate differences, net on balance sheet items included in financial income, net	306	277	43	355

Non-GAAP net income	9,519	11,165	30,686	40,530

Non-GAAP diluted net earnings per share	$0.42	$0.48	$1.34	$1.74

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	22,716,083	23,335,211	22,888,064	23,294,447